Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

R3 Printing, Inc.
145 South Fairfax Avenue, Suite 200
Los Angeles, CA 90036
https://r3printing.com

Up to $3,940,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: R3 Printing, Inc.
Address: 145 South Fairfax Avenue, Suite 200, Los Angeles, CA 90036
State of Incorporation: DE
Date Incorporated: March 12, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $3,940,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Non-Voting Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: January 01, 2024
Valuation Cap: $35,000,000.00
Discount Rate: 15.0%
Annual Interest Rate: 1.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Non-Voting Common Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See below:

The 10% Bonus for StartEngine Owners' Bonus

R3 Printing, Inc. will offer a 10% additional bonus for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1% instead of 1%.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled

or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

R3 Printing, Inc. plans to sell extrusion-based additive manufacturing equipment (3D printers) and related hardware as well as software services to on-demand manufacturing businesses (also referred to as 3D printing services). The Company has also collaborated with the United States Air Force ("USAF") after it was awarded a Small Business Innovation Research ("SBIR") grant by the USAF, and with Defense Innovation Lab, Inc. ("DiLab") for a New York State-funded joint research and development initiative, via a Manufacturing Technology Assistance Grant ("MTAG").

Corporate History

A 3D printing service under the name "R3 Printing, LLC" was organized under the laws of New York on February 25, 2014. R3 Printing, LLC provided on-demand manufacturing services.

A new company, R3 Printing, Inc., was formed as a Delaware corporation on March 12, 2018 with a business goal of manufacturing automated 3D printers and related hardware and software services for the purpose of serving on-demand manufacturing businesses to make them more scalable and profitable.

Intellectual Property

R3 Printing has 7 granted patents, 9 pending utility patents, 3 registered federal trademarks, and 6 pending trademark applications.

Competitors and Industry

The Company's primary competitors include 3D printing systems manufacturers such as Stratasys, Ultimaker, MakerBot Industries, FlashForge USA, Prusa3D, Desktop Metal, and Markforged.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support, and corporate reputation.

Current Stage and Roadmap

R3 Printing is a 3D printing technology company in the final stages of developing its first product. The Company is refining the design of various systems and components to reduce the cost of manufacturing, assembly, and delivery of the product. The Company expects its first product, R3 Printer, to be on the market in 2022. The target market for the Company's hardware products and software services are private-sector businesses based in North America, as well as public-sector entities such as the United States Air Force.

The Company has an extensive roadmap for future hardware products and subscription-based software and business services in order to build a robust and diverse revenue stream. These services include advanced cloud-based infrastructure monitoring, and a 'materials stockroom' service to automate the management of a materials supply chain for customers that operate at high volumes. The Company's future roadmap also includes the expansion of its target market to include international businesses as well.

The Company's vision for its full suite of products and services is a fully-automated additive manufacturing (3D printing) workflow that minimizes reliance on skilled labor throughout the 3D printing process, thereby enabling a future of customized consumer products available at prices that can compete with mass production.

The Team

Officers and Directors

Name: Paul Sieradzki

Paul Sieradzki's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director; Treasurer; Head of Product
  Dates of Service: March 12, 2018 - Present
  Responsibilities: As Director and Head of Product, Paul oversees the design, engineering, and architecture of the Company's current products and future product roadmap. Paul is also the head of the Company's intellectual property strategy, and is a patented inventor with several additional utility patent applications pending. As Treasurer, Paul is responsible for the Company's liquidity, investments, and risk management related to the Company's financial activities.

- **Position:** Chief Executive Officer; President
  Dates of Service: October 11, 2019 - Present
  Responsibilities: As CEO and President, Paul is responsible for maximizing the value of the Company and for creating, communicating, and implementing the Company's vision, mission and overall direction.

Other business experience in the past three years:

- **Employer:** Bridgewater Associates, LP
  Title: Associate, Critical Technology Infrastructure
  Dates of Service: June 01, 2016 - October 01, 2018
  Responsibilities: Managed key components of the firm's critical technology infrastructure. Architected a firm-wide overhaul of automated alerting capabilities to replace aging infrastructure with a secure, cloud-based system compatible with modern devices.

Name: Petra Wood

Petra Wood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director; Vice President; Head of Growth
  Dates of Service: August 15, 2019 - Present
  Responsibilities: As Director and Head of Growth, Petra oversees all initiatives pertaining to the growth of the Company, including market research, fundraising strategy, staffing and recruiting, branding, and digital marketing & advertising. As Vice President, Petra provides support to President Paul Sieradzki by overseeing internal operations and stepping in should the President become unavailable.

- **Position:** Chief Operating Officer; Secretary
  Dates of Service: October 11, 2019 - Present
  Responsibilities: As COO and Secretary, Petra is responsible for the daily operation of the Company, and ensures all rules and bylaws of the corporation are adhered to by the board during meetings, maintains all of the records and documentation for the corporation, and records the minutes of each board meeting.

Other business experience in the past three years:

- **Employer:** Dentsu Aegis Network - Amnet Group
  Title: Media Specialist
  Dates of Service: April 01, 2018 - August 01, 2019
  Responsibilities: Led weekly client meetings to guide strategy and consult on tactics based on reporting. Optimized and crafted marketing campaigns, built reports, and performed analysis on KPIs for clients.

Other business experience in the past three years:

- **Employer:** Disney ABC Television Group

Title: Production Associate

Dates of Service: July 01, 2017 - March 01, 2018

Responsibilities: Worked directly with executive producers at Lincoln Square Productions, the nonfiction division of Disney TV Group/ABC News. Supported the development of nonfiction content and documentary production including research and pitch-writing throughout the production of National Geographic-backed documentary series "Inside Out With Katie Couric".

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Promissory Notes purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the notes that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For a certain time period following your investment there may be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry in which it operates. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Promissory Notes. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Convertible Promissory Notes, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing 3D printers and printing services. Our revenues are therefore dependent upon that market.

We may never have an operational product or service

It is possible that there may never be an operational product or service or that the product/service may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our products and/or services. Delays or cost overruns in the development of our products and/or services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company was incorporated under the laws of Delaware on March 12, 2018 but is not yet generating revenues. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. As a result, prospective investors have very limited financial or other information regarding the financial performance of Company or information on the Company's future prospects to assist in making their investment decision. Each investment should be evaluated on the basis that the Company's or any third party's assessment of the prospects of the Company may not prove accurate, and that the Company will not achieve its business

objectives.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns numerous patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the available capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark, or copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks, copyrights, or other intellectual property are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, copyrights, or other intellectual property, we might choose not to file suit because we lack the capital resources to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademarks, copyrights, or other intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademarks, copyrights, or other intellectual property could have adverse consequences for the Company, including undermining the credibility of

our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademarks, copyrights, or other intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Errors or defects in our extrusion-based additive manufacturing technology, and related hardware and software services, could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation, and expose us to potential liability.

Sophisticated software and complex 3D printed products may contain errors, defects, or other performance problems at any point in the life of the product. If errors or defects are discovered in our future products or services, we may not be able to correct them in a timely manner or provide an adequate response to our customers. We may therefore need to expend significant financial, technical, and management resources, or divert some of our development resources, in order to resolve or work around those defects. We may also experience an increase in our service and warranty costs. Particularly in the emerging market we operate, errors or defects in our products or services could lead to claims by customers against us and expose us to lawsuits that may damage our reputations. Claims may be made by individuals or by classes of

users. Our product liability and related insurance policies may not apply or sufficiently cover any product liability lawsuit that arises from defective products or software. Customers such as our collaboration partners may also seek indemnification for third party claims allegedly arising from breaches of warranties under our collaboration agreements. Errors and defects of our 3D Printers or related hardware or software could also lead to recalls or safety alerts relating to our 3D Printers and could result, in certain cases, in the removal of a product from the market. Further, errors, defects or other performance problems in our 3D printers or related hardware or software may also result in the loss of, or delay in, the market acceptance of our products and services or postponement of customer deployment. Such difficulties could result in significant costs as well as negative publicity that could reduce demand for our 3D Printers. Technical problems, or the loss of significant customers with a particularly important reputation, could also damage our own business reputation and cause us to lose new business opportunities.

We are selling Convertible Promissory Notes that will convert into Non-Voting Common Stock.

The Convertible Promissory Notes will convert into a number of the Company's Non-Voting Common Stock pursuant to certain terms. For example, if there is a Qualified Financing prior to the Maturity Date of the Convertible Promissory Note, the Convertible Promissory Note will convert into Non-Voting Common Stock and at a price per share equal to the lesser of (i) a discount of 15% on the price per share paid in the qualified equity financing or (ii) calculated based on a valuation cap of $35,000,000; meaning investors would be rewarded for taking on the early risk of investment. Investors in the Convertible Promissory Note will not know how much their investment is worth until that happens. The outside investors at the time of conversion, if any, might value the Company at an amount well below the $35,000,000 valuation cap, so you should not view the $35,000,000 valuation cap as being an indication of the Company's present value. If you choose to invest, you should be prepared that your Convertible Promissory Note may continue to be outstanding until the Maturity Date.

Investors will not have voting rights, even upon conversion of the Convertible Promissory Notes into Non-Voting Common Stock.

Investors will not have the right to vote upon matters of the Company even if and when their Convertible Promissory Notes are converted into Non-Voting Common Stock.

The terms of this Offering have been arbitrarily determined by the Company.

The valuation cap of $35,000,000 contained in the Convertible Promissory Notes being offered has been determined solely and arbitrarily by the Company. The valuation cap bears no relationship to the present valuation of the Company. Additionally, no independent studies with respect to feasibility, management or marketing by a disinterested person have been considered in determining the Company's capital requirements or plans of operations. Therefore, there can be no assurance that the capital raised will be adequate for the execution of our business plan and the other objectives of the Company or that additional capital will not be required in the future

on terms more favorable than offered in this Offering.

The Convertible Promissory Notes and any Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Convertible Promissory Notes may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for thesesecurities. Because these securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except as otherwise provided under the Securities Act. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Each investor in this Offering will be required to represent that it is purchasing the securities for its own account, for investment purposes, and not with a view to resale or distribution thereof. The terms of the securities may not be indicative of the value of our Company. In the event of a conversion of the Convertible Promissory Notes, you may be unable to sell the Securities Non-Voting Common Stock received due to the conversion at or above your conversion price, which may result in substantial losses to you, and which may include the complete loss of your investment. Without a public market, the value of the Company and the value of the Securities may fluctuate significantly in the future. The trading price, if any, of the Convertible Promissory Notes upon conversion to Non-Voting Common Stock that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the conversion price.

Securities with superior rights may be offered in the future.
In the future, it is likely that the Company will issue securities with rights superior to those associated with the securities purchased in the current round of funding. Those rights could include, but will not necessarily be limited to, the right to receive dividends, the right to participate in management, the right to receive preferential distributions on the sale of the Company, the right to be protected from dilution, and preemptive rights.

The Convertible Promissory Note contains an irrevocable waiver of a jury trial and any jury trial rights.
By purchasing a Convertible Promissory Note in this Offering, you agree to be bound by respective section of the Convertible Promissory Note which contains a jury trial waiver as well as a waiver of all jury trial rights. The jury trial waiver and the waiver of all jury trial rights apply to all claims arising out of or relating to the Convertible Promissory Note.

Investors will not be entitled to any inspection rights or information other than those required by applicable law.
You will not have the right to inspect the books and records of the Company or receive financial or other information as Convertible Promissory Note holders are not considered shareholders. Other equity holders may have such rights. This lack of

information could put Convertible Promissory Note holders at a disadvantage compared to other security holders.

When and if the Convertible Promissory Notes convert, your ownership of the Non-Voting Common Stock will be subject to dilution.

In case of a conversion of the Convertible Promissory Notes into Non-Voting Common Stock of the Company, owners of the shares received due to the conversion may not have preemptive rights. If the Company conducts subsequent offerings of shares of capital stock of the Company, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, holders of the Non-Voting Common Stock who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares.

The Company does not anticipate paying any cash dividends for the foreseeable future.

Investors should not expect to receive dividends if and when the Convertible Promissory Notes convert into Non-Voting Common Stock of the Company. The Company currently intends to retain future earnings, if any, for the foreseeable future to support its operations and growth.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Investors should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither this Offering nor the securities being offered have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company's Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.

3D printers such as ours represent a new and emerging market. Accordingly, our business and prospects are difficult to evaluate. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to: generate sufficient revenue to maintain profitability; acquire and maintain market share; manage growth in our operations; attract and retain customers; attract and

retain key personnel; adapt to a new or changing regulatory environment; and access additional capital when required and on reasonable terms. We cannot be certain that we will successfully address these and other challenges, risks, and uncertainties. Failure to do so could adversely affect our business, results of operations, and financial condition.

We may not be able to establish, maintain or increase the market share or reputation of our extrusion-based additive manufacturing technology, and related hardware and software services that we need to become and remain a market standard.

The 3D printing industry is rapidly growing on a global scale and is subject to constant innovation and technological change. A variety of technologies compete against one another in our market, which is driven, in part, by technological advances and end-user requirements and preferences, as well as by the emergence of new standards and practices. As 3D printers evolve, the industry standards that are adopted and adhered to are a function of the inherent qualities of the technology as well as the willingness of members of the industry to adopt them. To remain competitive, we depend on keeping up with these developments or be the leader of these developments to be and stay recognized in the market and set standards for the industry. However, we may not be able to achieve these results which could harm the future growth and profitability of our business.

From time to time, third parties may claim that one or more of our products or services infringe on their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive, and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim or negotiating a license, in response to a claim of intellectual property infringement.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state, or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The government may render new regulatory regimes that may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services, and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image, especially in the event of a delay in our product launch. Increasing attention on marketing could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence, and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our

brand image depends on our ability to adapt to a rapidly changing media environment. We will increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company has the right to extend this Offering deadline.
The Company may extend this Offering deadline beyond what is currently stated herein. This means that this Offering may continue to be outstanding for an indefinite period of time.

Securities Law Legend
THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT. IN ADDITION, AS THE COMPANY'S BUSINESS PLAN DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Paul Sieradzki	4,000,000	Common Stock	
Paul Sieradzki	1	Crowd SAFE 2018	41.32%
Paul Sieradzki	1	Crowd SAFE 2019	
Petra Wood	4,000,000	Common Stock	
Petra Wood	1	Crowd SAFE 2018	41.32%
Petra Wood	1	Crowd SAFE 2019	

The Company's Securities

The Company has authorized Common Stock, Convertible Note 2018, Crowd SAFE 2018, Crowd SAFE 2019, Convertible Promissory Note - Series 2020 - CF, and Convertible Promissory Note - Series 2022 - CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,680,000 outstanding.

Voting Rights

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Material Rights

The total amount outstanding includes 80,000 shares to be issued pursuant to outstanding Warrants.

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation ("Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 11.03:

(a) If the stockholder receives from anyone a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the price per share and all other terms and conditions of the offer.

(b) For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase all or, with the consent of the stockholder, any lesser part of the Common Stock specified in the notice at the price and upon the terms set forth in such bona fide offer. In the event the corporation elects to purchase all or, as agreed by the stockholder, a lesser part, of the Common Stock, it shall give written notice to the selling stockholder of its election and settlement for said Common Stock shall be made as provided below in 11.03(c).

(c) In the event the corporation elects to acquire any of the Common Stock of the selling stockholder as specified in said selling stockholder's notice, the Secretary of the corporation shall so notify the selling stockholder and settlement thereof shall be made in cash, check, or other means of payment mutually agreeable to the parties within thirty (30) days after the Secretary of the corporation receives said selling stockholder's Transfer Notice; provided that if the terms of payment set forth in said selling stockholder's notice were other than cash against delivery, the corporation shall pay for said Common Stock on the same terms and conditions set forth in said selling stockholder's Transfer Notice.

(d) In the event the corporation does not elect to acquire all of the Common Stock specified in the selling stockholder's notice, said selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell elsewhere the Common Stock specified in said selling stockholder's Transfer Notice which were not acquired by the corporation, in accordance with the provisions of paragraph (c) of this bylaw, provided that said sale shall not be on terms and conditions more favorable to the purchaser than those contained in the bona fide offer set forth in said selling stockholder's Transfer Notice. All Common Stock so sold by said selling stockholder shall continue to be subject to the provisions of this Section 11.03 in the same manner as before said transfer.

(e) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 11.03:

(1) A stockholder's transfer of any or all Common Stock held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's Immediate Family, as defined herein. "Immediate Family" as used herein shall mean spouse (including, without limitation, any domestic partner or partner by virtue of same-sex marriage and/or civil union), lineal or adopted descendent, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any Common Stock with a commercial lending institution, provided that any subsequent transfer of said Common Stock by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder's transfer of any or all of such stockholder's Common Stock to any other stockholder of the corporation.

(4) A stockholder's transfer of any or all of such stockholder's Common Stock to a

person who, at the time of such transfer, is an officer or director of the corporation.

(5) A corporate stockholder's transfer of any or all of its Common Stock pursuant to and in accordance with the terms of any merger, consolidation, reclassification of Common Stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its Common Stock to any or all of its stockholders.

(7) A transfer of any or all of the Common Stock held by a stockholder which is a limited or general partnership to any or all of its partners.

(f) In any such case, the transferee, assignee, or other recipient shall receive and hold such Common Stock subject to the provisions of Section 11.03(c), and there shall be no further transfer of such Common Stock except in accord with Section 11.03.

(g) Any sale or transfer, or purported sale or transfer, of Common Stock shall be null and void unless the terms, conditions, and provisions of this Section 11.03 are strictly observed and followed.

(h) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) upon the date Common Stock of the corporation is first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended; or

(2) upon any deemed liquidation event (as may be defined in the Certificate of Incorporation).

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(i) The provisions of this Section 11.03 shall not apply to any transfer of shares of preferred stock of the corporation or the shares of Common Stock issued upon conversion thereof.

Convertible Note 2018

The security will convert into Equity securities and the terms of the Convertible Note 2018 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: March 21, 2021
Interest Rate: 5.0%

Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Multiple Conversion Triggers - See 'Conversion' section below.

Material Rights

Interest Rate and Maturity Date

The Convertible Note 2018 was issued with an interest rate of 5% per annum, compounding annually. Unless earlier repaid or converted, the entire principal amount of the Convertible Note 2018 plus any accrued and unpaid interest thereon (the "Outstanding Obligation") shall be due and payable on the Maturity Date (as defined herein). The Maturity Date of the Convertible Note 2018 is the first to occur (i) the third anniversary of the closing, occurred on March 21, 2018, or upon (ii) (a) a consolidation or merger of the Company (except any such consolidation or merger in which the equity interests of the Company outstanding immediately prior to such consolidation or merger represent a majority. by voting power, of the equity of the surviving entity), (b) a sale or other disposition of all or substantially all of the assets of the Company, (c) the sale of more than 50% of the equity interests of the Company, or (d) the liquidation, dissolution and winding-up of the Company (each a "Exit Transaction"), (the "Maturity Date").

Event of Default

In the Event of Default, as defined in that specific note and warrant purchase agreement, dated March 21, 2018 (the "Note and Warrant Purchase Agreement"), all amounts due under the Convertible Note 2018 shall become immediately due and payable and the interest rate under the Convertible Note 2018 shall be equal to 10% per annum, compounding annually.

Conversion

In the event that the Company sells equity securities, in a single transaction or a series of related transactions, with minimum gross proceeds of $1,000,000 to the Company (which does not include the Outstanding Obligation under the Convertible Note 2018), while the Convertible Note 2018 is still outstanding, the Outstanding Obligation under the Convertible Note 2018 shall automatically convert into equity securities sold and issued by the Company at the Conversion Price, as defined in the Convertible Note 2018 and Warrant Purchase Agreement, in connection such equity financing transaction(s). Further, in the event that the Company sells any debt or equity securities, regardless of the amount, while the Convertible Note 2018 is still outstanding, the holder of the Convertible Note 2018 shall have the right, but not the obligation to convert the Outstanding Obligation under the Convertible Note 2018 into the equity securities sold and issued in the respective transaction at the Conversion Price, as defined in the Convertible Note 2018 and Warrant Purchase Agreement. Lastly, at any time from and after the Maturity Date, if the Convertible Note 2018 has not been repaid or converted pursuant to the foregoing, the holder of the Convertible Note 2018 shall have the right, but not the obligation, to convert the

Outstanding Obligation under the Convertible Note 2018 at the Conversion Price, as defined in the Note and Warrant Purchase Agreement, into the senior-most equity security of the Company then authorized, and if only common equity securities are outstanding then, a newly-authorized preferred equity security with attributes similar to the ones described in Appendix A of the Note and Warrant Purchase Agreement.

Exit Premium

In the event of an Exit Transaction prior to the repayment in full or conversion of the Convertible Note 2018, the holder of the Convertible Note 2018 shall receive a payment equal to $25,000.

Participation Rights

Provided that the holder of the Convertible Note 2018 holds securities of the Company at the time of an Institutional Financing, as defined in the Note and Warrant Purchase Agreement, the holder of the Note shall have the right to purchase up to 50% of a convertible debt or equity securities offered by the Company in such an Institutional Financing. The cumulative amount of such participation by the holder of the Note shall not exceed $500,000.

Security Interest

The Convertible Note 2018 is not secured.

Crowd SAFE 2018

The security will convert into Cf shadow series capital stock and the terms of the Crowd SAFE 2018 are outlined below:

Amount outstanding: $97,728.00
Interest Rate: %
Discount Rate: 18.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Multiple Conversion Triggers - See 'Conversion' section below.

Material Rights

Voting Rights

The Crowd SAFEs 2018 do not have any voting rights. Further, upon conversion of the Crowd SAFEs 2018 into CF Shadow Series of Capital Stock, the holders of such CF Shadow Series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for consent of the stockholders of the Company. Further, the holders of CF Shadow Series shall have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Conversion

Upon the occurrence of an Equity Financing, the Crowd SAFEs 2018 may convert into

CF Shadow Series of Capital Stock sold in the Equity Financing. "Equity Financing" shall mean for the purpose of this section the next sale (or series of related sales) by the Company of its Equity Securities (as defined below) to one or more third parties following the date of the Crowd SAFEs 2018 from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for capital stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Equity Securities" shall mean for the purpose of this section common stock or preferred stock or any securities convertible into, exchangeable for, or conferring the right to purchase (with or without additional consideration) common stock of preferred stock, except in each case (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory note issued by the Company, and (iii) any SAFEs issued. "Capital Stock" shall mean for the purpose of this section preferred stock or another class issued by the Company in an Equity Financing.

First Equity Financing

Upon the occurrence of an Equity Financing before the Crowd SAFEs 2018 terminate in accordance with the provision contained in the Crowd SAFEs 2018 ("First Equity Financing"), the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2018 without conversion into CF Shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2018 a number of shares of the CF Shadow Series of Capital Stock.

Subsequent Equity Financing

Prior to the termination of the Crowd SAFEs 2018 but after the First Equity Financing (each a "Subsequent Equity Financing"), the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2018 without conversion into CF Shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2018 a number of shares of the CF Shadow Series of Capital Stock.

Liquidity Event

If there is a Change of Control (as defined below) or an IPO (as defined below) after one or more Equity Financings have occurred but before the termination of the Crowd SAFEs 2018, the holders of the Crowd SAFEs 2018, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock, if they fail to select the cash option. "Change of Control" shall mean for the purpose of this section (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right

to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. "IPO" shall mean for the purpose of this section the closing of the Company's first firm commitment underwritten initial public offering of common stock pursuant to an effective registration statement filed under the Securities Act.

Dissolution Event

If there is a Dissolution Event (as defined below) prior to the termination of the Crowd SAFEs 2018 due to an Equity Financing, Change of Control, or IPO, subject to the preferences applicable to any series of preferred stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) holders of Crowd SAFEs 2018 (on an as-converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holder of common stock upon a Dissolution Event, and (iii) all holders of common stock. "Dissolution Event" shall mean for the purpose of this section (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company, excluding a Change of Control or IPO, whether voluntary or involuntary.

Anti-Dilution Rights

The Crowd SAFEs 2018 do not have anti-dilution rights.

Crowd SAFE 2019

The security will convert into Cf shadow series of capital stock and the terms of the Crowd SAFE 2019 are outlined below:

Amount outstanding: $435,000.00
Interest Rate: %
Discount Rate: 18.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Multiple Conversion Triggers - See 'Conversion' section below

Material Rights

Voting Rights

The Crowd SAFEs 2019 do not have any voting rights. Further, upon conversion of the

Crowd SAFEs 2019 into CF Shadow Series of Capital Stock, the holders of such CF Shadow Series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for consent of the stockholders of the Company. Further, the holders of CF Shadow Series shall have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Conversion

Upon the occurrence of an Equity Financing, the Crowd SAFEs 2019 may convert into CF Shadow Series of Capital Stock sold in the Equity Financing. "Equity Financing" shall mean for the purpose of this section the next sale (or series of related sales) by the Company of its Equity Securities (as defined below) to one or more third parties following the date of the Crowd SAFEs 2019 from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for capital stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Equity Securities" shall mean for the purpose of this section common stock or preferred stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) common stock of preferred stock, except in each case (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory note issued by the Company, and (iii) any SAFEs issued. "Capital Stock" shall mean for the purpose of this section preferred stock or another class issued by the Company in an Equity Financing.

First Equity Financing

Upon the occurrence of an Equity Financing before the Crowd SAFEs 2019 terminate in accordance with the provision contained in the Crowd SAFEs 2019 ("First Equity Financing"), the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2019 without conversion into CF Shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2019 a number of shares of the CF Shadow Series of Capital Stock.

Subsequent Equity Financing

Prior to the termination of the Crowd SAFEs 2019 but after the First Equity Financing (each a "Subsequent Equity Financing"), the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2019 without conversion into CF Shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2019 a number of shares of the CF Shadow Series of Capital Stock.

Liquidity Event

If there is a Change of Control (as defined below) or an IPO (as defined below) after one or more Equity Financings have occurred but before the termination of the Crowd

SAFEs 2019, the holders of the Crowd SAFEs 2019, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock, if they fail to select the cash option. "Change of Control" shall mean for the purpose of this section (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. "IPO" shall mean for the purpose of this section the closing of the Company's first firm commitment underwritten initial public offering of common stock pursuant to an effective registration statement filed under the Securities Act.

Dissolution Event

If there is a Dissolution Event (as defined below) prior to the termination of the Crowd SAFEs 2019 due to an Equity Financing, Change of Control, or IPO, subject to the preferences applicable to any series of preferred stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) holders of Crowd SAFEs 2019 (on an as-converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holder of common stock upon a Dissolution Event and (iii) and all holders of common stock. "Dissolution Event" shall mean for the purpose of this section (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company, excluding a Change of Control or IPO, whether voluntary or involuntary.

Anti-Dilution Rights

The Crowd SAFEs 2019 do not have anti-dilution rights.

Convertible Promissory Note - Series 2020 - CF

The security will convert into Non-voting common stock and the terms of the Convertible Promissory Note - Series 2020 - CF are outlined below:

Amount outstanding: $1,607,107.08

Maturity Date: January 01, 2024
Interest Rate: 5.0%
Discount Rate: 18.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: In the event that the Company issues and sells equity securities to investors on or before the date of the repayment in full of the Convertible Promissory Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of equity securities resulting in gross proceeds to the Company of at least $1,000,000 ("Qualified Financing"), then it converts into Non-Voting Common Stock. If the Convertible Promissory Note does not convert under a Qualified Financing prior to the Maturity Date, the Convertible Promissory Note, including the entire outstanding principal balance and all unpaid accrued interest, will automatically convert upon the Maturity Date into Non-Voting Common Stock of the Company.

Material Rights

Sale of the Company

In the event the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the Convertible Promissory Note, then (i) the Company will give the investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Convertible Promissory Note, the Company will pay to the investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under the Convertible Promissory Note or (b) the amount the investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under the Convertible Promissory Note had been converted into Non-Voting Common Stock of the Company in accordance with the terms of the Convertible Promissory Note. "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Prepayment

The Company may repay the Convertible Promissory Note prior to the Maturity Date with the written consent of 51% in interest of the investors.

Amendment; Waiver

Any term of the Convertible Promissory Note may be amended or waived with the written consent of the Company and 51% in interest of the investors.

Maturity

Unless the Convertible Promissory Note has been previously converted in accordance with the terms of the Convertible Promissory Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the conversion of these Convertible Promissory Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Convertible Promissory Note) as soon as reasonably practicable following the Maturity Date.

Material Rights of R3 Printing, Inc.'s Non-Voting Common Stock:

Same material rights and preferences as R3 Printing, Inc. Common Stock (see below), except for the right to vote.

Material Rights of R3 Printing, Inc. Common Stock

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation ("Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 11.03:

(a) If the stockholder receives from anyone a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the price per share and all other terms and conditions of the offer.

(b) For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase all or, with the consent of the stockholder, any lesser part of the Common Stock specified in the notice at the price and upon the terms set forth in such bona fide offer. In the event the corporation elects to purchase all or, as agreed by the stockholder, a lesser part, of the Common Stock, it shall give written notice to the selling stockholder of its election and settlement for said Common Stock shall be made as provided below in 11.03(c).

(c) In the event the corporation elects to acquire any of the Common Stock of the selling stockholder as specified in said selling stockholder's notice, the Secretary of the corporation shall so notify the selling stockholder and settlement thereof shall be made in cash, check, or other means of payment mutually agreeable to the parties within thirty (30) days after the Secretary of the corporation receives said selling stockholder's Transfer Notice; provided that if the terms of payment set forth in said selling stockholder's notice were other than cash against delivery, the corporation shall pay for said Common Stock on the same terms and conditions set forth in said selling stockholder's Transfer Notice.

(d) In the event the corporation does not elect to acquire all of the Common Stock specified in the selling stockholder's notice, said selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell elsewhere the Common Stock specified in said selling stockholder's Transfer Notice which were not acquired by the corporation, in accordance with the provisions of paragraph (c) of this bylaw, provided that said sale shall not be on terms and conditions more favorable to the purchaser than those contained in the bona fide offer set forth in said selling stockholder's Transfer Notice. All Common Stock so sold by said selling stockholder shall continue to be subject to the provisions of this Section 11.03 in the same manner as before said transfer.

(e) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 11.03:

(1) A stockholder's transfer of any or all Common Stock held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's Immediate Family, as defined herein. "Immediate Family" as used herein shall mean spouse (including, without limitation, any domestic partner or partner by virtue of same-sex marriage and/or civil union), lineal or adopted descendent, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any Common Stock with a commercial lending institution, provided that any subsequent transfer of said Common Stock by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder's transfer of any or all of such stockholder's Common Stock to any other stockholder of the corporation.

(4) A stockholder's transfer of any or all of such stockholder's Common Stock to a person who, at the time of such transfer, is an officer or director of the corporation.

(5) A corporate stockholder's transfer of any or all of its Common Stock pursuant to and in accordance with the terms of any merger, consolidation, reclassification of Common Stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its Common Stock to any or all of

its stockholders.

(7) A transfer of any or all of the Common Stock held by a stockholder which is a limited or general partnership to any or all of its partners.

(f) In any such case, the transferee, assignee, or other recipient shall receive and hold such Common Stock subject to the provisions of Section 11.03(c), and there shall be no further transfer of such Common Stock except in accord with Section 11.03.

(g) Any sale or transfer, or purported sale or transfer, of Common Stock shall be null and void unless the terms, conditions, and provisions of this Section 11.03 are strictly observed and followed.

(h) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) upon the date Common Stock of the corporation is first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended; or

(2) upon any deemed liquidation event (as may be defined in the Certificate of Incorporation).

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(i) The provisions of this Section 11.03 shall not apply to any transfer of shares of preferred stock of the corporation or the shares of Common Stock issued upon conversion thereof.

Convertible Promissory Note - Series 2022 - CF

The security will convert into Non-voting common stock and the terms of the Convertible Promissory Note - Series 2022 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: January 01, 2024
Interest Rate: 1.0%
Discount Rate: 15.0%
Valuation Cap: $35,000,000.00
Conversion Trigger: In the event that the Company issues and sells equity securities to investors on or before the date of the repayment in full of the Convertible Promissory Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of equity securities resulting in gross proceeds to the Company of at least $1,000,000 ("Qualified Financing"), then it converts into Non-

Voting Common Stock. If the Convertible Promissory Note does not convert under a Qualified Financing prior to the Maturity Date, the Convertible Promissory Note, including the entire outstanding principal balance and all unpaid accrued interest, will automatically convert upon the Maturity Date into Non-Voting Common Stock of the Company.

Material Rights

Sale of the Company

In the event the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the Convertible Promissory Note, then (i) the Company will give the investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Convertible Promissory Note, the Company will pay to the investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under the Convertible Promissory Note or (b) the amount the investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under the Convertible Promissory Note had been converted into Non-Voting Common Stock of the Company in accordance with the terms of the Convertible Promissory Note. "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Prepayment

The Company may repay the Convertible Promissory Note prior to the Maturity Date with the written consent of 51% in interest of the investors.

Amendment; Waiver

Any term of the Convertible Promissory Note may be amended or waived with the written consent of the Company and 51% in interest of the investors.

Maturity

Unless the Convertible Promissory Note has been previously converted in accordance with the terms of the Convertible Promissory Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the conversion of these Convertible Promissory Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Convertible Promissory Note) as soon as reasonably practicable following the Maturity Date.

Material Rights of R3 Printing, Inc.'s Non-Voting Common Stock

Same material rights and preferences as R3 Printing, Inc. Common Stock (see below), except for right to vote.

Material Rights of R3 Printing, Inc. Common Stock

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation ("Common Stock") or any right or interest therein held by such stockholder, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 11.03:

(a) If the stockholder receives from anyone a bona fide offer acceptable to the stockholder to purchase any Common Stock held by such stockholder, then the stockholder shall first give written notice thereof to the corporation (the "Transfer Notice"). The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the price per share and all other terms and conditions of the offer.

(b) For fifteen (15) days following receipt of the Transfer Notice, the corporation or its assigns shall have the option to purchase all or, with the consent of the stockholder, any lesser part of the Common Stock specified in the notice at the price and upon the terms set forth in such bona fide offer. In the event the corporation elects to purchase all or, as agreed by the stockholder, a lesser part, of the Common Stock, it shall give written notice to the selling stockholder of its election and settlement for said Common Stock shall be made as provided below in 11.03(c).

(c) In the event the corporation elects to acquire any of the Common Stock of the selling stockholder as specified in said selling stockholder's notice, the Secretary of the corporation shall so notify the selling stockholder and settlement thereof shall be made in cash, check, or other means of payment mutually agreeable to the parties within thirty (30) days after the Secretary of the corporation receives said selling stockholder's Transfer Notice; provided that if the terms of payment set forth in said selling stockholder's notice were other than cash against delivery, the corporation shall pay for said Common Stock on the same terms and conditions set forth in said

selling stockholder's Transfer Notice.

(d) In the event the corporation does not elect to acquire all of the Common Stock specified in the selling stockholder's notice, said selling stockholder may, within the sixty (60) day period following the corporation's receipt of the Transfer Notice, sell elsewhere the Common Stock specified in said selling stockholder's Transfer Notice which were not acquired by the corporation, in accordance with the provisions of paragraph (c) of this bylaw, provided that said sale shall not be on terms and conditions more favorable to the purchaser than those contained in the bona fide offer set forth in said selling stockholder's Transfer Notice. All Common Stock so sold by said selling stockholder shall continue to be subject to the provisions of this Section 11.03 in the same manner as before said transfer.

(e) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 11.03:

(1) A stockholder's transfer of any or all Common Stock held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's Immediate Family, as defined herein. "Immediate Family" as used herein shall mean spouse (including, without limitation, any domestic partner or partner by virtue of same-sex marriage and/or civil union), lineal or adopted descendent, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any Common Stock with a commercial lending institution, provided that any subsequent transfer of said Common Stock by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder's transfer of any or all of such stockholder's Common Stock to any other stockholder of the corporation.

(4) A stockholder's transfer of any or all of such stockholder's Common Stock to a person who, at the time of such transfer, is an officer or director of the corporation.

(5) A corporate stockholder's transfer of any or all of its Common Stock pursuant to and in accordance with the terms of any merger, consolidation, reclassification of Common Stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its Common Stock to any or all of its stockholders.

(7) A transfer of any or all of the Common Stock held by a stockholder which is a limited or general partnership to any or all of its partners.

(f) In any such case, the transferee, assignee, or other recipient shall receive and hold such Common Stock subject to the provisions of Section 11.03(c), and there shall be no further transfer of such Common Stock except in accord with Section 11.03.

(g) Any sale or transfer, or purported sale or transfer, of Common Stock shall be null and void unless the terms, conditions, and provisions of this Section 11.03 are strictly observed and followed.

(h) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) upon the date Common Stock of the corporation is first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended; or

(2) upon any deemed liquidation event (as may be defined in the Certificate of Incorporation).

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(i) The provisions of this Section 11.03 shall not apply to any transfer of shares of preferred stock of the corporation or the shares of Common Stock issued upon conversion thereof.

What it means to be a minority holder

As a holder of Convertible Promissory Notes of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the

total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $435,000.00
  Use of proceeds: Research & Development, Operating Expenses
  Date: September 25, 2019
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $1,607,107.08
  Use of proceeds: Research & Development, Operating Expenses
  Date: June 30, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:

As of Feb. 28, 2022, the Company's total cash on hand is $615,242.37 to sustain operations and execute its business strategy. Given the Company's current average burn rate and projected expenditures over the course of 2022, the Company estimates that it has a runway of approximately 10-12 months.

Foreseeable major expenses based on projections:

In addition to payroll costs and office space, the Company foresees its largest expenditures to be in continued research and development, and investment in the protection of its intellectual property with patents and trademarks.

Future operational challenges:

As of the date of this filing, the Company is at a pre-operational stage and cannot predict any future operational challenges.

Future challenges related to capital resources:

The upfront costs of a first factory run of our product will be a capital-intensive endeavor, followed by the associated costs of having a product on the market (e.g. customer support, returns and warranty logistics, etc.). The Company must be diligent in ensuring that budgeted amounts are adequate and can at least somewhat account for unforeseen factors such as cost overruns, increased operating costs, or unexpected developments during product manufacturing. In some possible scenarios, the Company may have to require additional capital investments or debt financings.

Future milestones and events:

At such a time when the Company's product is on the market, revenue generated from product sales will be a significant source of strength in the Company's financial standing. In addition, once the Company's products' productivity and reliability are validated by end-users, there is a significantly higher probability of the Company being able to secure long-term revenue streams via public-sector procurement contracts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Feb. 28, 2022, the Company's total cash on hand is $615,242.37.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the campaign proceeds will play an important role in growing our business, the Company can sustain operations without such proceeds until at least the end of 2022. Other capital resources available to the Company in the future include proceeds from government grants that the Company may be eligible for, as well as revenue generated from the company selling its products and/or services.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds are not necessary to the viability of the company. While the campaign proceeds will play an important role in growing our business, the Company can sustain operations without such proceeds until at least the end of 2022. The Company's current funds will enable it to grow in value through continued research and development and the protection of its intellectual property with patents. Other capital resources available to the Company in the future include proceeds from government grants that the Company may be eligible for, as well as revenue generated from the Company selling its products and/or services.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect we will be able to operate through at least Q1 2023 if we raise the minimum. This estimate is based on expenses relating to recurring costs such as payroll, office space and business services, investment in research and development, and the legal costs associated with protecting our intellectual property via patents and trademarks.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect we will be able to operate through at least the calendar year 2023 if we raise the maximum offering amount. This estimate is based on expenses relating to recurring costs such as payroll, office space and business services, investment in research and development, and the legal costs associated with protecting our intellectual property via patents and trademarks.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital available to the Company include government grants that the Company may be eligible for, venture investment from startup accelerators, revenue-generation through the sale of the Company's extrusion-based additive manufacturing technology and related hardware and software services, and additional capital raises.

Indebtedness

- **Creditor:** Ocean Capital III, LLC
  Amount Owed: $50,000.00
  Interest Rate: 5.0%
  Maturity Date: March 21, 2021
  The convertible note is associated with a stock warrant allowing the Investor to purchase up to 50 percent of the available convertible debt or equity securities offered by the Company in an institutional securities offering, up to $500,000. The convertible note also provides an automatic conversion to equity at 75 percent of the price of the equity issued in a qualifying financing event or an option to convert to equity at specified pricing in a non-qualified round of financing.

- **Creditor:** Equity Crowdfunding Investors via StartEngine (2020)
  Amount Owed: $1,607,107.08
  Interest Rate: 5.0%
  Maturity Date: January 01, 2024
  The Convertible Promissory Notes issued in the Regulation Crowdfunding offering, dated as of March 18, 2020, as amended, and hosted on StartEngine may convert into Non-Voting Common Stock. The Company issued the Convertible Promissory Notes for the aggregate principal amount of $1,663,505.20, which includes a Convertible Promissory Note with the principal amount of $32,598 that was issued to StartEngine as a form of compensation in connection with such Regulation Crowdfunding offering.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $35,000,000.00

Valuation Cap Details: A valuation cap is not indicative of the present or future valuation of the Company. You are encouraged to determine your own independent value of the Company prior to investing. We have arbitrarily set the valuation cap with reference to the general status of the securities market and other relevant factors, including our most recent growth and innovation, the general status of the 3D printing

industry, as well as the valuations of comparable startups in our industry.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  57.0%
  Revising the design of various systems and components to reduce the cost of manufacturing, assembly, and delivery of the Company's products. Protecting the Company's innovations by filing patent applications, as well as the continued pursuit and protection of its pre-existing intellectual property.

- *Marketing*
  1.0%
  Costs of digital marketing campaigns to raise awareness about the Company and its products.

- *Operations*
  38.5%
  General working capital, in addition to the cost of core business operations (e.g., email/web hosting, software subscriptions, banking, etc.), office space, business supplies, and outsourced service providers.

If we raise the over allotment amount of $3,940,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  66.0%
  Revising the design of various systems and components to reduce the cost of manufacturing, assembly, and delivery of the Company's products. Protecting the Company's innovations by filing patent applications, as well as the continued pursuit and protection of its pre-existing intellectual property.

- *Marketing*
  2.0%
  Costs of digital marketing campaigns to raise awareness about the Company and its products.

- *Operations*
  28.5%
  General working capital, in addition to the cost of core business operations (e.g.,

email/web hosting, software subscriptions, banking, etc.), office space, business supplies, and outsourced service providers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://r3printing.com (https://r3printing.com/compliance).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/r3printinginc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR R3 Printing, Inc.

[See attached]

R3 PRINTING, INC.

Financial Statements

For the calendar year periods ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

April 9, 2021

To: Board of Directors, R3 Printing, Inc.

Re: YE 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of R3 Printing, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's

preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods ended December 31, 2020 and 2019 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1 and 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

R3 PRINTING, INC.

BALANCE SHEET

As of December 31, 2020 and 2019

See the Auditor's Report and Notes to Financial Statements

ASSETS	2020	2019
Current Assets:		
Cash and cash equivalents	$ 753,657	$ 272,512
Other current assets	73,058	-
Total Current Assets	879,056	272,512
Capitalized Patent Costs	54,215	32,805
TOTAL ASSETS	**$ 933,271**	**$ 305,317**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 3,137	$ -
Accrued expenses	4,785	-
Share repurchase payable	-	19,000
Total Current Liabilities	7,922	19,000
Non-current Liabilities:		
Convertible Note, net of issuing costs	948,986	50,000
Interest payable	28,834	-
PPP loan payable	31,730	-
TOTAL LIABILITIES	1,017,472	69,000
Shareholders' Equity/(Deficit):		
Common Stock (10,000,000 common shares authorized, $0.001 par value per share, 5,600,000 and 4,000,000 shares issued and outstanding, respectively)	5,600	5,600
Additional paid in capital, net of repurchases	-	(11,720)
SAFE investment, net of offering costs	494,005	494,005
Retained deficit	(583,807)	(251,568)
Total Stockholders' Equity/(Deficit)	(84,202)	236,317
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 933,271**	**$ 305,317**

R3 PRINTING, INC.
INCOME STATEMENT
For the calendar year periods ended 2020 and 2019
See Auditor's Report and Notes to Financial Statements

	2020	2019
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	300,183	225,799
Total Operating Expenses	300,183	225,799
Operating Income (Loss)	(300,183)	(225,799)
Other income	-	53,627
Interest (expense)	(28,837)	-
Amortization (expense)	(3,220)	-
Provision for Income Taxes	-	-
Net Loss	$ (332,240)	$ (172,172)

R3 PRINTING, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

For the period calendar year periods ended 2020 and 2019

See Auditor's Report and Notes to Financial Statements

	Common Stock	Additional Paid in Capital	SAFE instruments	Accumulated Deficit	Total Shareholders' Equity
Balance as of January 1, 2019	$ 4,000	$ 11,880			$ 31,780
SAFEs issued, net of issuing costs			95,296	$ (79,396)	398,709
			398,709		
Restricted Stock issuances (3,000,000 shares)	3,000	0			3,000
Restricted Stock repurchase (1,400,000 shares)	(1,400)	(23,600)			(25,000)
Net (Loss)				(172,172)	(172,172)
Balance as of December 31, 2019	$ 5,600	$ (11,720)	$ 494,005	$ (251,568)	$ 236,317
Shares delivered for repurchase		11,720			11,720
Net (Loss)				(332,240)	(332,240)
Balance as of December 31, 2020	$ 5,600	$ 0	$ 494,005	$ (583,807)	$ (84,202)

R3 PRINTING, INC.
STATEMENT OF CASH FLOWS
For the period calendar year periods ended 2020 and 2019
See Auditor's Report and Notes to Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (332,240)	$ (172,172)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back: Amortization	3,220	
Changes in operating assets and liabilities:		
(Increase) Decrease in other current assets	(73,058)	
Increase (Decrease) in current liabilities	(11,078)	
Increase (Decrease) in interest payable	28,834	
Net Cash Used In Operating Activities	**(384,322)**	**(172,172)**
Cash Flows From Investing Activities		
Costs of patent development	(24,630)	(14,225)
Net Cash Used In Investing Activities	**(24,630)**	**(14,225)**
Cash Flows From Financing Activities		
Cash proceeds from SAFE issuance, net of offering costs	31,730	398,709
Issuance of convertible note, net of offering costs	858,367	-
Cash used to repurchase shares, net of cash proceeds from new issuances	-	(3,000)
Net Cash Provided By Financing Activities	**890,097**	**395,709**
Net Change In Cash and Cash Equivalents	**481,145**	**209,312**
Cash and Cash Equivalents at Beginning of Period	272,512	63,200
Cash and Cash Equivalents at End of Period	$ 753,657	$ 272,512

R3 PRINTING, INC.
NOTES TO FINANCIAL STATEMENTS
For the Periods ending December 31, 2020 and 2019
See also the Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

R3 Printing, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops, markets and otherwise commercializes three-dimensional printing technology and hardware.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on March 12, 2018 in the State of Delaware. The Company moved headquarters from New York City, NY to Los Angeles, CA during 2019. The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020 the Company is operating as a going concern. See Note 1 and Note 7 for additional information. The Company's early revenue producing activities have been generated from a single customer, but the Company plans to expand the customer base significantly.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had cash on hand totaling $753,657 and $272,512, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are

eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

Intangible Assets

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company has not recorded any impairment as of December 31, 2020.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue.

Other Income
During 2019, the Company won multiple competitions and earned prize awards and grants totaling $53,627, respectively. The Company recorded those winnings as other income in the period won. As that income does not reflect the recurring business of the Company, the grant and prize income are recorded as Other Income in the Statement of Operations.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Capitalized Patent Costs
The Company applies the principles of GAAP to record an asset for its capitalized patent costs. During the current period, the Company acquired the rights to certain patented or patent pending technology from an affiliate company or person. The affiliate company had incurred costs in securing the patent or in the submission of patent documents. The Company has therefore capitalized the actual patent costs incurred rather than any acquisition cost with a related party. Accordingly, the Company will test the value of these capitalized patent costs for impairment in accordance with GAAP.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – CAPITALIZED PATENT COSTS

Intangible Assets as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Beginning balance	$ 32,805	$ 18,580
Patent Costs Contributed	0	0
Add: additional costs	24,630	14,225
Less: amortization	(3,220)	(0)
Ending balance	$ 54,215	$ 32,805

Current impairment expense totaled $0 for the periods ended December 31, 2020 and 2019.

NOTE 4 – INCOME TAX PROVISION

The Company has not yet filed a corporate tax return but has engaged competent advisors to do so as soon as possible for the year 2020. The Company incurred a loss during the period from Inception through December 31, 2020 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its management team.

NOTE 6 – SHAREHOLDERS' EQUITY AND CONVERTIBLE NOTE

Capital Contributions
Through 2018, the Company had authorized the issuance of up to 10 million shares of a single class of common stock, par value of $0.001. In conjunction with the Company's founding and start-up, 4.0 million of these shares were issued to founders, management or key partners.

Stock Transactions
During 2019, the Company repurchased 1,400,000 shares of a resigning member of management for $25,000 payable in installments of $6,000 during 2019 and $19,000 payable in 2020. The Company recorded this repurchase as a charge against additional paid-in capital and recorded a liability of the amounts due in 2020. Additionally, existing members of management were issued 3,000,000 shares in exchange for $3,000 in cash consideration at par.

Issuance of Convertible Note
During the current period, the Company issued a convertible note to Ocean Capital III, LLC (the "Investor") with a face value of $50,000, stated interest rate of 5 percent per annum in exchange for $50,000. The convertible note is associated with a stock warrant allowing the Investor to purchase up to 50 percent of the available convertible debt or equity securities offered by the Company in an institutional securities offering up to $500,000. The convertible note also provides an automatic conversion to equity at 75 percent of the price of the equity issued in a qualifying financing event or an option to convert to equity at specified pricing in a non-qualified round of financing.

Issuance of SAFE Instruments
The Company offered SAFE instruments to outside investors in an equity crowdfunding campaign during 2019. The Company issued SAFE instruments and carries a balance of SAFE instruments, net of offering expenses of $494,005 as of December 31, 2020.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for the period from Inception through December 31, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Continued Crowdfunded Offering – Regulation CF
The Company is intending to continue its securities offering campaign exempt from registration under Regulation CF.

Management's Evaluation
Management has evaluated subsequent events through April 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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R3 Printing

Manufacturing is about to get personal.



The future is 3D-printed.



Website · Los Angeles, CA · BUSINESS TO BUSINESS · TECHNOLOGY

At R3 Printing, we believe that the products in our lives should be personal. We're bringing you R3 Printer, a high-performance 3D printer for manufacturing custom 3D-printed products at prices that can compete with mass production. Targeting the $18 billion-dollar 3D printing industry, don't miss out on this opportunity to join the 6,000+ investors that already have a stake in R3 Printing.

$0.00 raised

$2,162,584 previously crowdfunded

0 Investors	$35M Valuation Cap
1.0% Annual Interest Rate	$250.00 Min. Investment
15.0% Discount Rate	Conv. Note Offering Type
01/01/24 Maturity Date	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Back-to-back oversubscribed equity crowdfunding campaigns; named one of 'The 7 Best Startups You Can Buy on StartEngine Right Now' by InvestorPlace.
- Targeting the $18 billion-dollar 3D printing industry, R3 Printing's patented systems are the key to custom 3D-printed products at prices that can compete with mass production.

recipient of federal grant funding from the United States Air Force.

OVERVIEW

R3 Printing: As featured by...



InvestorPlace featured R3 Printing as one of *The 7 Best Startups You Can Buy On StartEngine Right Now*!

According to Nasdaq.com, InvestorPlace is one of America's largest, longest-standing independent financial research firms and provides millions of readers with investment advice from crypto to crowdfunding.

R3 Printing has also been featured by Pre-IPO Buzz and KingsCrowd, California-based equity crowdfunding research, ratings, and analytics providers that help investors discover early-stage investment opportunities with potential for growth, **and R3 Printing is one of them!**

Snapshot of Recent Growth and Innovations

Growth is the name of the game, and things are heating up at R3 Printing! Here are some of the latest updates and innovations we've been working tirelessly on since launching our last campaign. We've been expanding our team, exploring new revenue streams, finalizing key components, and pushing new patents for approval, just to name a few things:

More Patents



7
Granted Patents
+
9
Patents Pending

R3 Printing has **7** granted patents and **9** pending patent applications, up by 6 and 5 respectively since launching our last campaign, and we have no plans to stop: 7-10 *more* patent applications are expected to be filed by EoY.

In a rapidly-expanding field like 3D printing, investing in patents is essential to protecting the valuable R&D that goes into innovation and increasing the value of the company.

Bigger Team

If you want to go far, go together - we've expanded our engineering team, and on top of that we now have the power of Kruze Consulting supporting us:



New!
Alex Dye
Mechanical Engineer
New!
Jocelyn Cervantes
Mechanical Engineer
New!
Kyle Chuang
Mechanical Engineer
KRUZE
New!
Kruze Consulting
Outsourced Accounting, Finance, Tax & HR

Kruze is *the* expert in helping startups build financial models that unlock maximum growth, achieving VC due diligence success, and saving $100,000s in tax refunds and credits. We're incredibly excited for everything that's now possible with Kruze on our team.





" *everybody, go to Kruze Consulting. They do a great job. I personally can tell you, they've done a great job for our companies [...] I'm sure they'll do a great job for you.* "

Jason Calacanis
early investor in Uber, Robinhood, and Calm

New Capability: Metal 3D Printing



The metal 3D printing industry is *exploding*, and this breakthrough alone expands our target market by an additional $3B+. Here is some never-before seen footage of R3 Printer printing a custom-designed copper heat sink:

Never-before-seen footage of R3 Printer printing a custom-designed copper heat sink.

R3 Printer is not currently on the market but is expected to be available for purchase by end-of-year 2022.

THE PROBLEM

The Problem

3D printers are too expensive to run

Manual labor is the silent killer that keeps custom 3D-printed products priced out-of-reach.

Manufacturers operating 3D printers find themselves in a bind: cheap 3D printers require a lot of setup, manual labor, and expertise to run while enterprise-grade 3D printers are expensive and locked into overpriced proprietary materials that destroy margins.

The end result, no matter which type of 3D printer is used, is that the cost of 3D printing is just too high, so custom 3D-printed products are expensive - and priced out of the mainstream market.

Custom 3D-printed products are priced out of reach

The solution seems so simple: with enough 3D printers, one could build a business offering customized products that capture market share away from their mass-produced counterparts. But a look at the custom 3D-printed products on the market today quickly reveals the issue:



$$$
280% Price Increase
Mass-Produced Earbuds
$129
Custom, 3D-Printed Earbuds
$499+
BASIC
$$$
1,100% Price Increase
Mass-Produced Insoles
$8
Custom, 3D-Printed Insoles
$99+

While it's clear that there's a demand for products that are custom-made to fit the buyer, the unexpected outcome is that these are premium products available only to those who can afford them.

Mass production isn't personal

Manufacturing techniques like injection molding are the reason we have access to so many affordable products that make our lives comfortable and convenient. By standardizing the size and shape of a product and manufacturing it by the millions, the price becomes sufficiently low that most people can afford to buy it. That's a win, right?



But there's a downside: for the things in our lives that we wear, touch, or hold - *the things that we interact with most* - a standard size and shape means an imperfect fit for basically everyone.

Think about it: does it make sense that an insole that provides arch support has the same amount of arch for everyone? Of course not. But the only way around this is to manufacture using a different technology that introduces a whole new problem: cost.

Until now...



THE SOLUTION

The Solution

Say hello to R3 Printer

R3 Printer is not currently on the market but is expected to be available for purchase by end-of-year 2022.

R3 Printer is the manufacturing workhorse that businesses have been waiting for.

It's designed from the inside-out to be **the *ultimate* platform for running a more profitable on-demand manufacturing service**.

Radically re-engineered for performance

Patented innovations on multiple key components make R3 Printer a purpose-built powerhouse for manufacturing.

On-demand manufacturers operate 3D printers for a living, so we made sure that R3 Printer not only stands up to 24x7 duty cycles, but also **outperforms current market offerings:**



It prints faster.

R3 Printer prints 90% faster than the competition.

↳ Businesses can print more parts in a day, generating more revenue.



It prints bigger.

R3 Printer prints over 200% larger than the competition.

↳ Businesses can finally serve customers with large print size requirements.



It won't jam.

Active Overheat Prevention™ virtually eliminates downtime.

↳ Businesses can spend less time on maintenance, allowing them to scale.

Unrestricted long-term value

R3 Printer is an **unlocked product that gives our customers a competitive advantage:**


Unlocked materials.
Say goodbye to limited selections of expensive proprietary materials.
↳ Businesses can price themselves competitively and still recoup their investment.


Cloud is optional.
R3 Printer doesn't require the cloud for operations or monitoring.
↳ Perfect for businesses or government agencies with strict security requirements.

With R3 Printer, manufacturers can print with cutting-edge materials (including metals and high-performance thermoplastics like PEEK) to serve customers they would otherwise be forced to turn away if they were locked into a competitor's restricted material ecosystem.

For government agencies and businesses with strict security and software requirements, R3 Printer is the solution. Our customers have the power to disable cloud connectivity yet still retain access to all operations and monitoring features over a local, private network.

With R3 Printer, businesses get *both* **long-term value and out-of-the-box functionality.**

as seen in:



How It Works

Lighter printhead = faster print speeds

You can't beat the laws of physics: a lighter printhead can accelerate and decelerate faster than a heavy one.

In the case of R3 Printer, by shedding over 80% of the weight off the printhead, along with other optimizations, R3 Printer can achieve **print speeds that are 90% faster** than competing extrusion-based 3D printers.








Our printhead is so small, it fits in the palm of your hand.

Smaller printhead = larger print sizes

R3 Printer has a 200% larger build area than competing extrusion-based 3D printers, even though it has the same exact footprint:





A smaller printhead can utilize the full length and width of a printer's internal volume. Unlike the competition, whose relatively large printers have very limited print sizes, **R3 Printer can print parts almost as big as itself.**

Active Overheat Prevention™ virtually eliminates jams

Active Overheat Prevention™ uses an additional sensor in the printhead to monitor heat absorption and trigger a pause in printing if a critical threshold is reached:



Common thermally-induced jams take about 45 minutes of trained labor to fix, and introduce the opportunity for operators to get burned or injured. These jams happen without warning and usually go undetected for long periods of time, often after back-to-back print jobs.

By virtually eliminating the need to repair thermally-induced printer failures, Active Overheat Prevention™ **allows businesses to operate more 3D printers with the same staff, eliminating a major cost driver of 3D-printed products.**





R3 Printer manufacturing parts from carbon fiber-infused PETG.

R3 Printer is not currently on the market but is expected to be available for purchase by end-of-year 2022.

THE MARKET

Market Opportunity

Multibillion-dollar market

R3 Printing is addressing the $18 billion-dollar 3D printing industry, **forecasted to surpass $115 billion in revenue by 2030**:



3D Printing Industry Total Revenue ($B)

Wohlers Associates, Wohlers Report "3D Printing and Additive Manufacturing State of the Industry" 2021

"We believe the 3D printing industry is currently standing at the precipice of unprecedented growth and is transforming the way products are made," said Deep Nishar, senior managing partner at SoftBank Investment Advisers.

As 3D printing proves itself as a viable solution to a whole range of global challenges, companies are rapidly transitioning to 3D printing technology, resulting in the rapid expansion seen above.

Strong Historical Growth

With historical double-digit growth rates, the 3D printing industry has also proved itself to be a stable force, continuing to grow during the pandemic even though many other industries crumbled.



" We don't need a crystal ball to know that the future of 3D printing is bright.

The global pandemic has proven that AM and 3D printing technologies play an influential role in manufacturing. The shift toward supply chain agility, speed, and reliability will be the cornerstones of a decentralized manufacturing revolution. "

Not many industries are set to grow by nearly 10x in 10 years, but the 3D printing industry is one of those unique growth industries that we're excited to be a part of:

13x
industry growth from 2018 to 2030

The value of early-stage investments surpasses $10 billion

The 3D printing industry is a breeding ground for growth. In the first half of 2021 *alone*, the value of 3D printing companies that went public **surpassed $10 billion**.

"I am fully-convinced that [3D printing] will remain a very exciting and successful investment category, with much higher growth potential than other manufacturing technologies for the coming decades."

- Managing Partner at AM Ventures

References:

↳ 3D Printing Industry, "Industry Analysts Identify Source of 3D Printing's $11Bn SPAC Investment Boom" 2021

↳ 3D Printing Industry, "2022 Trends in 3D Printing, Forecasts from Additive Manufacturing Experts and Leaders"

OUR TRACTION ————————————

Growth and Traction

Patents



R3 Printing has **7** granted patents and **9** pending patent applications, up by 6 and 5 respectively since launching our last campaign, and we have no plans to stop: 7-10 more patent applications are expected to be filed by EoY.

In a rapidly-expanding field like 3D printing, investing in patents is essential to protecting the valuable R&D that goes into innovation and increasing the value of the company.

Obtaining a granted utility patent is a rigorous process and an incredible milestone - according to a US patent statistics chart, only about *half* of all patent applications received by the USPTO are granted, and R3 Printing is already beating the odds.

Our patents protect all of the core features and mechanisms that make our products the *ultimate* platform for additive manufacturing.

Other Intellectual Property

R3 Printing has **3** registered federal trademarks and **6** pending trademark applications to protect our products and our brand as the standard-bearer for on-demand manufacturing technology.

Branding is more than just a logo, it's how people experience us and our business, and we know the importance of protecting it.

Testing Partners

R3 Printing is excited to be partnered with several companies that are eager to test the next generation of 3D printing technology.

In addition, we've expanded our portfolio to include larger institutions, **recently securing partnerships with 3 major California universities**, including two Top 10 schools for research and mechanical engineering, respectively. These universities are eager to give their students an edge with the most cutting-edge 3D printing technology.

With R3 Printer, universities will be able to innovate more than ever before.

Other testing partners in our pipeline include:

- MineeForm | Irvine, CA | On-demand manufacturing
- Modularity Space | Daytona Beach, FL | Satellites and spacecraft
- Li-Leger Creative | Vancouver, BC | Product design and manufacturing
- Forge Manufacturing | Jacksonville, FL | On-demand manufacturing

State & Federal Grant Funding

R3 Printing is a proud recipient of a Small Business Innovation Research (SBIR) federal government grant, in partnership with AFWERX and the United States Air Force (USAF). We also secured MOUs (Memoranda of Understanding) from *six* different US Air Force bases, which signals a strong demand for R3 Printer's capabilities from the USAF.

Government interest in 3D printing is consistently strong, and trending upward. Funding for 3D printing-related SBIR and STTR grants averaged $65 million *per year* from 2018 to 2020 and is only expected to grow as more government agencies turn towards 3D printing:



SBIR & STTR Total Award Amounts Per Year (2018 - 2020)

Source: SBIR.gov | SBIR & STTR Award Data

This reflects the scale at which all government agencies, including the Department of Energy, the Department of Health and Human Services, and NASA, are investing in cutting-edge 3D printing technology.

R3 Printing has also partnered with Defense Innovation Lab (DiLab) for a New York State-funded joint research and development initiative, funded by a Manufacturing Technology Assistance Grant (MTAG).



Note: The appearance of U.S. Department of Defense (DoD) visual information does not imply or constitute DoD endorsement.

The partnership potential with the USAF and other public-sector entities represents part of a multibillion-dollar opportunity as governments around the world race to adopt additive manufacturing technology to save costs and increase operational readiness.

Oversubscribed Funding Rounds



OVERSUBSCRIBED
R3
on
Republic

OVERSUBSCRIBED
R3
on
start engine

With **back-to-back overscribed equity crowdfunding campaigns, and over 6,000+ investors (and counting)** from around the globe, R3 Printing is ready to disrupt a **$18 billion-dollar industry** and usher in a new era of customized products that are manufactured on-demand, just for you. **Join us!**

Incubators, Accelerators, and Venture Capital



OCEAN

fw

R3 Printing is an OCEAN Accelerator portfolio company, a highly selective Cincinnati-based technology accelerator that only accepts up to 10 startups in its annual cohort and deploys seed-stage capital to each of its portfolio companies.

In addition, R3 Printing has had the pleasure to partner and grow with Futureworks - a hardware and advanced manufacturing incubator funded by the New York City Economic Development Corporation (NYCEDC).



Y
STARTUP SCHOOL

The R3 Printing Leadership Team are also alumni of Y Combinator's Startup School program, of which *less than 25% of participating companies graduated* in 2019.

Metal

New Capability: Metal 3D Printing

When we say we designed a 3D printer for long-term value, we mean it. That's why we're very excited to announce that **we're implementing metal 3D printing capabilities into R3 Printer**. Thanks to our most recent engineering innovations, we're positioning ourselves to better serve the world of metal 3D printing, such as

the automotive, aerospace, and defense industries that are leading the charge in adopting metal 3D printing applications.



Stainless steel and copper metal parts, printed on R3 Printer.

Many startups with metal 3D printing capabilities are fast becoming unicorns, with multi-billion dollar valuations. Desktop Metal (NYSE: DM) and Markforged (NYSE: MKFG) not only both went public recently, they are also buying up other startups for hundreds of millions of dollars. The metal 3D printing industry is *exploding*, and is expected to quadruple by 2028. And this is just the beginning.

metal

This breakthrough alone expands our target market by an additional $3B+, and by offering manufacturers the ability to print metal parts in addition to all of our advanced polymer capabilities, **R3 Printing is positioning itself to become the ultimate platform for advanced manufacturing.**



Never-before-seen footage of R3 Printer printing a custom-designed copper heat sink.

R3 Printer is not currently on the market but is expected to be available for purchase by end-of-year 2022.

With R3 Printer, customers get *both* **metal and polymer capabilities in the same machine** - unlocking power and value that customers can only get elsewhere by buying separate, five-figure machines.

Market Capture Strategy

We know the importance of having a clearly-defined target market and a focused approach to capturing it. While our total addressable market includes all businesses

and entities that use 3D printers as a key part of their operations, we've segmented our market capture strategy into three phases in order to maximize our market penetration:



Large Enterprises
Architecture, Engineering Firms, etc.
On-Demand Manufacturers
START
Phase 1
Customers are experts.
Phase 2
Familiar, but not experts.
» More marketing resources are required to convey value and close the sale.
Phase 3
Have authority to purchase, but aren't end-users of the product.
» Significant marketing resources required.
» Legal resources required to create and negotiate contracts.

By systematically entering and saturating a market segment before progressing to the next one, we operate efficiently and avoid wasting valuable resources pursuing high-lift relationships prematurely.

Government & Public Sector

In addition to the private sector, government agencies are also quickly ramping up their 3D printing capabilities to stay relevant, and represent a multi-billion dollar market in their own right. According to a recent research report, as re-shared by Yahoo Finance:

yahoo! finance



« The 3D Printing in Aerospace and Defense Market was valued at $1.074 billion in 2020 and is anticipated to register a CAGR of 25.9% to reach a market value of $6.06 billion by 2026.

Just like our private-sector market capture strategy, we've segmented the public sector by treating each government agency as a separate market that can be systematically entered and captured before progressing to the next one.

With MOUs from 6 different US Air Force bases, R3 Printing already has its foot in the door:



R3 x
MOU

" We believe the R3 Printer and Technology has the potential of filling a need to efficiently and cost effectively manufacture of parts for training use, test equipment, possible support equipment, and aircraft inlet and exhaust covers. "

– Operations Program Manager
US Air Force

Note: The appearance of U.S. Department of Defense (DoD) visual information does not imply or constitute DoD endorsement.

This approach maximizes our effectiveness and allows us to efficiently win contracts and expand our footprint in this fast-growing market.

North American Market

North America leads the world in the adoption of 3D printing technology - over $3 billion dollars' worth of 3D printers were sold globally in 2020, with over $1 billion sold in North America alone:



$1.14 Billion
3D printers sold in North America (2020)

This opportunity, combined with minimized shipping costs and logistical overhead, makes North America the ideal initial target market prior to global expansion.

Roadmap

Our roadmap goes far beyond R3 Printer. We didn't just design a better 3D printer, we developed a future-focused *platform* for the ultimate additive manufacturing ecosystem:

Future Products



R3 PrintGrid™
Pre-configured racks of R3 Printer units for ultra high-volume manufacturers.

Manufactured goods are just an API call away.

R3 PrintGrid™ is the solution for customers with *extreme* manufacturing capacity needs. By stacking R3 Printer units vertically and connecting them to a shared liquid cooling and power delivery system, these customers can operate even more efficiently by manufacturing more parts per square foot in their factories than ever before.

Additional Revenue Streams

As we progress through the stages of our market capture strategy and pursue contracts with larger enterprises, we anticipate a need for features that go beyond what we would offer as a default level of functionality.

By structuring ourselves as a manufacturing *platform*, we're creating a whole ecosystem of recurring revenue possibilities including advanced cloud features offered on a subscription basis, a materials ecosystem, and service plans.

These are just a few examples of the additional revenue streams available to a company that positions itself as the backbone of an entire industry.

The Competition

We're not the first to introduce a 3D printer to the market, but we *are* the first to introduce a 3D printer that's *purpose-built to maximize profitability*.

R3 Printer is the only product that **checks all the boxes for our target market:**

R3 Printer Market Position

	Budget 3D Printers	Prosumer 3D Printers	R3	"Enterprise" 3D Printers
Smart Starting Price	✓	✓	✓	
Works Out-of-the-Box		✓	✓	✓
Cloud Management		(limited)	✓	✓
24x7 Workload-Capable			✓	✓
Unlocked Materials Supply	✓	✓	✓	
Jam-Preventing Technology			✓	(limited)
Fast Print Speeds			✓	
Advanced Polymers (ex. PEEK)			✓	(limited)

Metal and Polymer Compatible ✓

Manufacturing businesses currently have three tiers of 3D printers to choose from, none of which are optimized for running a profitable business. With R3 Printer, businesses will no longer have to choose between functionality and profitability.

R3 Printing puts its customers first

Many of our competitors lock their customers into a proprietary material supply. This has *major* ramifications for the businesses that operate their 3D printers. Not only are the proprietary materials priced *far* above market rate, this limitation also prevents them from using experimental and cutting-edge materials from other suppliers, further hurting their businesses by limiting their addressable market.



3D printers with locked material supplies aren't profitable to operate.

1kg ABS Plastic
$20.47

1kg ABS Plastic
$210.00

References:

↳ Generic ABS 3D Printer Filament, 1kg Spool, $20.47 on Amazon as of February 2022

↳ Proprietary 3D Printer Filament, 1kg Spool, $210.00 on GoEngineer as of February 2022

R3 Printing pledges to *never* lock its products to a particular material or software ecosystem. Instead, we plan on building additional streams of revenue by allowing our customers to opt-in to additional services and features that *add value to their businesses*, but they will never be forced to do so.

Market research shows that **this is a key part of long-term customer retention**, and we're making it a big part of our strategy for capturing market share.

WHY INVEST ──────────

Why Invest

The future is 3D-printed.

Things are heating up at R3 Printing: we've been expanding our team, tapping into new revenue streams, finalizing key components, and pushing new patents for approval, and pushing the limit with what's possible by integrating metal and plastic 3D printing *into the same machine*.

With **back-to-back oversubscribed equity crowdfunding campaigns, and over 6,000+ investors (and counting)** from around the globe, R3 Printing is ready to disrupt a **$18 billion-dollar industry** and usher in a new era of customized products that are manufactured on-demand, just for you.

The Leadership Team

Paul and Petra are passionate entrepreneurs **with track records in engineering, technology, media and marketing.**



Paul Sieradzki



Paul Sieradzki

CEO and Head of Product

    

Paul grew up with a passion for invention and automation. At Morgan Stanley, he was instrumental in developing macros that cross-checked his entire team's work in an otherwise manual and error-prone environment. He was then recruited to work in the technology division of the world's largest hedge fund, where he was the architect behind a firm-wide overhaul of automated alerting capabilities.

Paul is the inventor behind the patented features that make R3 Printer the manufacturing platform of the future.



Petra Wood

COO and Head of Growth

   

With a track record in digital marketing and the media industry, Petra's global background includes growing up in Switzerland, a year abroad in Spain and Australia, as well as a year abroad in China while pursuing her degree at New York University, from which she graduated with honors.

Petra's drive led her to globally-recognized Fortune 500 companies including Walt Disney ABC Television, and Amnet Group - the programmatic digital marketing subsidiary of Dentsu Aegis Network.

Petra comes from an entrepreneurial family with a history of running small businesses. Her entrepreneurial spirit was further fostered by growing up with a father who designed and taught leadership, organizational behavior, and business psychology programs at top business schools around the world. She now leads R3 Printing's growth strategy.

Join Us.

Together, let's **disrupt a $18 billion-dollar industry** and usher in a new era of customized products that are manufactured on-demand, just for you.

Co-Founder and CEO   **Co-Founder** and COO

In the Press

     























INVESTORPLACE 2021 | PRE IPO BUZZ | crowdwise | KINGSCROWD | The Silicon Review | WOHLERS

INVESTORPLACE 2020 | STARTUP CITY | startus INSIGHTS | 3D Printing Industry | tct MAG

SHOW MORE

Meet Our Team



Paul Sieradzki

CEO • Head of Product





Petra Wood

COO • Head of Growth





Alex Dye

Lead Mechanical Engineer





Jocelyn Cervantes

Mechanical Engineer





Kyle Chuang

Mechanical Engineer





Sarah Pavis

Consultant

Product Engineering











Adrian Candela
Consultant
Industrial Design



Erik Finsrud
Consultant
Branding & Graphic Design



Saida Saetgareeva
Consultant
3D Designer



Ruslan Galba
Consultant
Digital Marketing





Kurt M. Watkins
Outside Counsel
General Counsel





Matthew G. Miller
Outside Counsel
Intellectual Property





Robin Sosnow
Outside Counsel
JOBS Act & Equity Crowdfunding





Carl Buhler
Consultant
SBIR Government Grants





Kruze Consulting
Consultant
Accounting, Finance, Tax & HR



Offering Summary

Company : R3 Printing, Inc.

Corporate Address : 145 South Fairfax Avenue, Suite 200, Los Angeles, CA 90036

Offering Minimum : $10,000.00

Offering Maximum : $3,940,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Convertible Promissory Notes

Type of Equity Converted Into : Non-Voting Common Stock

Conversion Trigger : $1,000,000.00

Maturity Date : January 01, 2024

Valuation Cap : $35,000,000.00

Discount Rate : 15.0%

Annual Interest Rate : 1.0%

What is a Convertible Note?

A convertible note offers you the right to receive Non-Voting Common Stock in R3 Printing, Inc.. The amount of Non-Voting Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $35,000,000.00 Valuation Cap or if less, then you will receive a 15.0% discount on the price the new investors are paying. You also receive 1.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Non-Voting Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See below:

The 10% Bonus for StartEngine Owners' Bonus

R3 Printing, Inc. will offer a 10% additional bonus for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1% instead of 1%.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

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TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1.   <u>Note Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

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(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

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The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2020 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. IndigoSpire CPA Group, LLC, which has audited the Financial Statements, is

an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that

an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its

management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6.   <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss,

liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been

duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%
Notes the undersigned hereby irrevocably subscribes for is: %

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%
on %%TODAY%%.   By:
                                  %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION

AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 1, 2024 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $35,000,000 divided by

the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however,* that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   **Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $35,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or

exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5.   **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7.   **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

    a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

    b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

    c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

    d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

    e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

    f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

    g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   **Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among

%%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12.   Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By:____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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